TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2005 AND 2004

AUDITORS' REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2005 and 2004, and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	“Morgan & Company”

September 26, 2005	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

AS AT MAY 31, 2005 AND 2004

ASSETS	2005	2004
Current Assets:	$	$
Cash	318,287	370,558
Amounts receivable	19,589	7,499
Prepaid expenses	56,860	33,157
	394,736	411,214
Advances to Related Companies (Note 3)	25,599	16,559
Investments (Note 4)	4,026	4,026
Equipment (Note 5)	22,890	13,470
Mineral Property Interests (Note 7)	219,397	196,795
Deferred Expenditures:
Exploration and development (Note 7)	2,743,061	2,502,057
	3,409,709	3,144,121
LIABILITIES
Current Liabilities:
Accounts payable and accrued liabilities	30,530	48,773
Income taxes payable	688	747
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	75,058	208,221
	256,276	407,741
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	9,944,335	9,018,122
Subscriptions Received (Note 14)	69,972	69,972
Contributed Surplus	175,935	169,355
Deficit	(7,036,809)	(6,521,069)
	3,153,433	2,736,380
	3,409,709	3,144,121
Approved by the Directors:

J. ROBERTSON J. Robertson

J. LORETTE J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
	$	$
Mineral Claim Operations:
Revenue	-	-
Expenses:
Exploration and development written off on inactive claims	2,019	2,152

Net Income (Loss) from Mineral Claim Operations	(2,019)	(2,152)
Oil and Gas Operations:
Revenue	28,307	21,037
Expenses:
Operating expenses	(30,937)	(7,118)
Net Income (Loss) from Oil and Gas Operations	(2,630)	13,919
Net Operating Income (Loss)	(4,649)	11,767
Other Expenses:
Administration expenditures (Schedule A)	511,091	777,275
Accounts receivable written off	-	26,268
	511,091	803,543

Net Income (Loss) for the Year	(515,740)	(791,776)

EARNINGS (LOSS) PER SHARE - Basic and diluted	(0.01)	(0.03)

Weighted Average number of Common shares outstanding:
Basic and diluted	34,436,365	28,925,934

CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Year	(6,521,069)	(5,729,293)
Add: Net Income (Loss) for the Year	(515,740)	(791,776)

Deficit at End of Year	(7,036,809)	(6,521,069)

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
	$	$

Operating Activities:
Revenue receipts for the year	22,706	22,764
Receipt of interest income	2,620	2,625
Refunds of goods and services sales taxes	18,634	16,634
Decrease in estimated liability for taxes	(59)	(3)
Payment of interest on debenture	(15,000)	(15,000)
Payments to suppliers for goods and services	(558,329)	(1,194,829)

Cash Used by Operating Activities	(529,428)	(1,167,809)

Financing Activities:
Share Capital Issued for Cash (Note 12)	913,013	2,446,687
Related party advances (repayments) (Notes 3 & 10)	(142,203)	(170,922)

Cash Provided by Financing Activities	770,810	2,275,765

Investing Activities:
Purchase of mineral property interests	(22,602)	(20,645)
Purchase of office and automotive equipment	(17,084)	(11,730)
Exploration and development payments	(253,967)	(654,642)

Cash Used by Investing Activities	(293,653)	(687,017)

Increase (Decrease) in Cash for the Year	(52,271)	420,939

Cash (Deficiency) at Beginning of Year	370,558	(50,381)

Cash at End of Year	318,287	370,558

Supplemental Disclosure of Non-Cash Financing Activities:
During the year ended May 31, 2004, the Company issued 201,600 common shares in settlement of debt totalling $ 70,560 and issued 814,000 common shares for amounts owing to related parties totalling $ 203,500.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2005 AND 2004

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 515,740 in the year ended May 31, 2005 (2004 - $ 791,776). These financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

	[b]	Equipment:
The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:
Office equipment	20% per annum
Automotive equipment	30% per annum
[c]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
	(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
	(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
	(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

(i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

.  .  .  2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2005 and 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ h]	Investments:
The Company's investments are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.
[ I]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earnings per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2005 and 2004 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2005 and 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[ m]	Stock Based Compensation:

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recorded at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital. [ n] Asset Impairment: On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral and oil and gas property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

	[ o]	Asset Retirement Obligations:

Effective June 1, 2004, the Company retroactively adopted the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount was capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

	[ p]	Comparative Figures:
Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and owns 100% of the issued shares at May 31, 2005. See Note 14 for Teryl, Inc. transactions.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2005 and 2004

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2005	2004
Access Information Systems	70	-
Information Highway.com Inc.	818	818
KLR Petroleum Inc.	8,810	-
Reg Technologies Inc.	-	1,300
REGI US, Inc.	1,420	14,440
SMR Investments Ltd.	14,480	-
International Diamond Syndicate Ltd. (See Note 4)	1	1

	25,599	16,559

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’ property has no proven economic reserves.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 2,492 Cdn. at May 31, 2005 (2004 - $ 4,545).

	2005	2004
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	EQUIPMENT consists of:
	Furniture and fixtures - at cost	48,215	46,662
	Less: Accumulated amortization	(36,197)	(33,192)
		12,018	13,470
	Automotive equipment - at cost	15,531	-
	Less: Accumulated amortization	(4,659)	-
		10,872	-
		22,890	13,470

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2005 and 2004

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
Claim Group	Region	Interest	Ref.	2005	2004
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Alaska	95%	C	15,878	6,559
Fox Creek	Fairbanks, Alaska	0-97%	D	13,283	-
West Ridge	Dome Creek, Alaska	100%	E	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	G	9,381	9,381

				219,397	196,795

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. Acquisition costs have been written down to $ 1 and exploration and development expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US. The agreement was extended to expire on March 5, 2007. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension.

C.	ANDERSON GROUP (2ND TIER):

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 135,000 US owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

D.	FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (or longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. $ 13,283 ($10,000 US) has been paid during the 2005 year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

E.	WEST RIDGE:

Pursuant to various agreements the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2005 and 2004

7.	MINERAL PROPERTY INTERESTS (Continued):
	F.	GIL VENTURE:

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with the Company, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property during the 2004 and 2005 years and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,925 ($ 104,824 US) in the May, 2005 year and $ 303,892 ($ 226,916 US) in the May, 2004 year. Further cash calls are expected in the 2006 year.

	G.	STEPOVICH LEASE:

On May 29, 1992, the Company granted to Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabili- ties and obligations under the Stepovich lease.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/03	2004	May 31/04	2005	May 31/05
Silverknife	1	-	1	-	1
Fish Creek	19,452	14,086	33,538	-	33,538
Anderson Group - 2nd Tier	-	6,559	6,559	9,319	15,878
Fox Creek	-	-	-	13,283	13,283
West Ridge	116,189	-	116,189	-	116,189
Gil Venture	31,127	-	31,127	-	31,127
Stepovich Lease	9,381	-	9,381	-	9,381

	176,150	20,645	196,795	22,602	219,397

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	269,162	307,866	577,028	42,814	619,842
Gil Venture	1,531,809	305,267	1,837,076	127,862	1,964,938
Stepovich Lease	1,001	-	1,001	-	1,001
Fish Creek	47,595	39,357	86,952	35,515	122,467
Fox Creek	-	-	-	34,813	34,813

	1,849,567	652,490	2,502,057	241,004	2,743,061

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2005 and 2004

8.	INCOME TAXES:
	The Company has available losses of $ 2,232,900, which may be offset against future Canadian taxable income. These losses expire as follows:
	Year ending May 31, 2006	$151,200
	Year ending May 31, 2007	77,600
	Year ending May 31, 2008	227,300
	Year ending May 31, 2009	10,200
	Year ending May 31, 2010	72,200
	Year ending May 31, 2011	380,400
	Year ending May 31, 2014	811,300
	Year ending May 31, 2015	502,700
		$2,232,900

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,544,788 available to reduce future taxable income from mineral properties.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements, the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,260 was accrued to May 31, 2005 (2004 - $ 13,563). Teryl paid Keltic Bryce $ 15,000 interest on November 15, 2004.

The Company and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. As at May 31, 2005, no agreement has been reached.

10.	ADVANCES FROM RELATED COMPANIES consist of:	2005	2004
	Linux Gold, Inc.	23,371	-
	JGR Petroleum Inc.	22,584	-
	Rainbow Network	22,946	55,611
	Reg Technologies Inc.	6,157	-
	SMR Investments Ltd.	-	152,610
		75,058	208,221

The advances from related companies bear no interest and have no fixed repayment terms.

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2005 and 2004

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting	No Par Value	100,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000

		105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	A	247,500	0.15	37,125
Private placement	B	2,000,000	0.25	495,887
Private placement warrants exercised	C	250,000	0.12	30,000
Stock option exercised	D	50,000	0.40	20,000
Private placement	E	3,000,000	0.35	1,026,375
Private placement warrants exercised	F	193,500	0.30	58,050
Private placement	G	2,000,000	0.50	982,750
		7,741,000		2,650,187

Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
Shares issued in May 31, 2005 Year:
Private placement warrants exercised	H	622,000	0.30	186,600
Private placement warrants exercised	I	975,000	0.15	146,250
Private placement	J	2,000,000	0.30	593,363
		3,597,000		926,213

Total Issued for Cash at May 31, 2005		31,976,024		8,899,636

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

FOR MINERAL PROPERTY INTERESTS:
Total Issued to May 31, 2004 and 2005		2,697,359		620,659

FOR DEBT, EXTENSIONS AND ACQUISITION:
Total Issued for Debt, Extensions and Acquisition :
to May 31, 2003		1,902,705		353,480

Shares issued in May 31, 2004 Year:
Private placement - Debt settlement	K	201,600	0.35	70,560
Total Issued to May 31, 2004 and 2005		2,104,305		424,040

TOTAL SHARES ISSUED AT MAY 31, 2005		36,777,688		9,944,335

A.

On June 23, 2003, a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three Stock Options for 237,500 shares, were exercised at $ 0.15 per share to net the treasury $ 37,125.

B.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per share.

C.	On October 20, 2003, a Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.

D.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued for exercised stock options.

E.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.50 per share.

F.	In December, 2003 and January, March and April, 2004, private placement warrants totaling 193,500 shares at $ 0.30 per share were exercised.

G.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one share and one share purchase warrant for one additional share exercisable within eighteen months for a price of $ 0.60 per share.

H.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.

I.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.

J.

On May 18,2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 6,637) to net the treasury $ 593,363. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

K.	On March 9, 2004, the Company issued 201,600 shares at $0.35 per share for settlement of debt of $ 70,560.

. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2004, the Company cancelled two employee stock options, one for 50,000 common shares at $ 0.40 expiring March 4, 2008, and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

On October 19, 2004, the Company granted a consultant a stock option for up to 25,000 common shares exercisable at $ 0.45 per share for a five year term.

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option- pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2004 - 158%), weighted average risk free interest rate of 4.56% (2004 - 4.56%) and expected life of 2 years (2004 - 2 years).

Outstanding Commitments to Issue Shares:

At May 31, 2005, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement warrants (Note 12B)	184,500	0.40	Aug. 26/05
Private placement warrants (Note 12G)	2,000,000	0.60	Oct. 26/05
Private placement warrants (Note 12J)	1,000,000	0.35	May 18/06
Consultants option	350,000	0.40	Feb. 19/06
Directors option	990,000	0.15	Apr. 22/07
Senior officers options	600,000	0.15	Apr. 22/07
Consultants option	50,000	0.40	Dec. 16/07
Consultants option	75,000	0.40	Mar. 4/08
Consultants option	150,000	0.40	Oct. 20/08
Consultants option	300,000	0.45	Nov. 14/08
Employees option	50,000	0.35	Mar. 5/09
Consultants option	25,000	0.45	Oct. 19/09

	5,774,500

. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2005, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding, May 31, 2003	2,437,500	$0.21
Granted	500,000	0.45
Exercised	(297,500)	0.19
Cancelled	(75,000)	0.32
Balance outstanding, May 31, 2004	2,565,000	0.26
Granted	25,000	0.45
Exercised	-	-
Cancelled	-	- .

Balance outstanding, May 31, 2005	2,590,000	$0.27

The following table summarizes information about the stock options outstanding at May 31, 2005:

	Number	Weighted Ave.	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable
$0.15	1,590,000	1.89	1,590,000
0.40	625,000	1.80	625,000
0.45	325,000	3.46	318,750
0.35	50,000	3.76	50,000
$0.27	2,590,000	2.38	2,583,750

13.	RELATED PARTY TRANSACTIONS:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. REGI US Inc. is another company with common directors, staff and office facilities.

SMR Investments Ltd., a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees of $30,000 by SMR during the current year (2004 - $ 17,500).

The Company holds 15,880 shares of Linux Gold, Inc., a US public company controlled by an officer of the Company, as described in Note 4.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2005 and 2004

13.	RELATED PARTY TRANSACTIONS (Continued):

During the 2005 fiscal year, directors fees of $ 12,000 (2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $ 25,750 (2004 - $ 24,375) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company and secretarial fees of $ 23,500 (2004 - $ 20,874) were paid to M. van Oord, a director of the company.

Fees of $ 9,019 (2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company who has significant influence on their affairs) for administration of the Company’s payroll and benefit plan.

Office rent amounted to $ 16,680 for the year ended May 31, 2005 (2004 - $ 15,600) of which $ 11,120 (2004 - $ 10,400) has been shared with Reg Technologies Inc. and REGI US Inc.

14.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):
In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and holds 100% of the shares at May 31, 2005.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of capital stock was issued on May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

TERYL RESOURCES CORP.

SCHEDULES OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	7,257	37,037
Placer sampling	21,818	-
Assays, maps, reports and insurance	6,440	2,320
Fox Creek Claims: (Note 7D)	35,515	39,357

Geophysical survey	34,813	-
	34,813	-
West Ridge Claims: (Note 7E)
Geophysical survey	34,982	295,560
Rent assessment	7,832	8,185
Assays and maps	-	4,121
	42,814	307,866
Gil Venture: (Joint Venture) (Note 7F)
Maps and reports	937	1,374
Phase II exploration - trenching and drilling	126,925	303,893
	127,862	305,267
Exploration and Development for the Year	241,004	652,490
Exploration and Development at Beginning of Year	2,502,057	1,849,567

Exploration and Development at End of Year	2,743,061	2,502,057

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULES OF ADMINISTRATION EXPENDITURES

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004

Publicity, promotion and investor relations	229,678	327,302
Management and director's fees (Note 13)	78,319	55,522
Secretarial and employee benefits	45,132	25,141
Audit, accounting and consulting (Note 13)	38,050	21,700
Travel, auto and entertainment	28,402	64,466
Interest on debenture (Note 9)	14,697	14,737
Filing fees	13,658	28,843
Legal	12,668	7,735
Office, stationery, delivery and moving	12,385	21,974
Telephone and telecopier	8,226	13,193
Transfer agent fees	7,167	10,405
Stock based compensation (Note 12)	6,580	169,355
Office rent and utilities (Note 13)	5,560	5,200
Corporation capital taxes re subsidiary	3,029	4,528
Shareholders and meeting costs	2,573	4,324
Bank charges and interest	1,865	3,123
Foreign exchange loss (gain)	(1,942)	153
Amortization	7,664	2,199

	513,711	779,900
Less: Interest income	2,620	2,625

Administration Expenditures for the Year	511,091	777,275